STOCKHOLDERS AGREEMENT
NORTEK HOLDINGS, INC.
Dated as of January 9, 2003

TABLE OF CONTENTS

ARTICLE VI

STOCKHOLDERS AGREEMENT

STOCKHOLDERS AGREEMENT, dated as of January 9, 2003, among Nortek Holdings, Inc., a Delaware corporation (the "Company"), Nortek, Inc., a Delaware corporation ("Nortek"), Kelso Investment Associates VI, L.P., a Delaware limited liability partnership ("KIA VI"), KEP VI, LLC, a Delaware limited liability company ("KEP VI"), Kelso Nortek Investors, LLC, a Delaware limited liability company ("Kelso Nortek Investors"), Third Party Investors (as defined in Section 10.22 herein) and the stockholders and optionholders of the Company listed in the Schedule of Management Stockholders attached hereto (such management stockholders and optionholders, together with any persons who become parties to this Agreement pursuant to Sections 10.2 and 10.3 of this Agreement and each of their respective permitted transferees who agree to be bound by the terms of this Agreement in accordance with Sections 1.2(b) and 6.3 hereof, are referred to herein, collectively, as the "Management Stockholders"). Such Schedule shall be updated from time to time to include each Management Stockholder who becomes a party to this Agreement after the date hereof. KEP VI, KIA VI and Kelso Nortek Investors, together with their affiliates and transferees, in each case, to the extent they own stock of the Company, are hereinafter referred to collectively as the "Kelso Group" and the Kelso Group, the Third Party Investors and the Management Stockholders are hereinafter referred to collectively as the "Stockholders".

WHEREAS, the Company, Nortek, Inc., a Delaware corporation and a direct wholly owned subsidiary of the Company ("Nortek"), and K Holdings, Inc., a Delaware corporation, entered into an Agreement and Plan of Recapitalization dated as of June 20, 2002 (the "Recapitalization Agreement"), pursuant to which the parties agreed, upon the terms and subject to the conditions set forth therein, to consummate the Transactions (as defined therein);

WHEREAS, after the consummation of the Transactions on the date hereof (the "Closing"), the Company shall have (i) shares of class A common stock, par value $1.00 per share, of the Company (the "Common Stock") issued and outstanding, all of which such shares of Common Stock will be owned by Third Party Investors and Management Stockholders and (ii) shares of series B convertible preference stock, par value $1.00 per share, of the Company (the "Series B Preference Stock," and, together with the Common Stock, the "Company Stock") issued and outstanding, of which all of such shares will be owned by the Kelso Group; and

WHEREAS, the Stockholders believe it to be in their respective best interests and in the best interests of the Company that they enter into this Agreement providing for certain rights and restrictions with respect to the shares of Company Stock owned by them or their permitted transferees.

NOW, THEREFORE, in consideration of the mutual covenants and obligations set forth in this Agreement, the parties hereto agree as follows:

ARTICLE I

RESTRICTIONS ON TRANSFER
OF COMPANY STOCK.

1.1   General Restriction on Transfer by Stockholders. (a) Prior to the closing of a *bona fide* public offering pursuant to an effective registration statement, other than a registration statement on Form S-4 or S-8 or any successor forms and other than a registration statement registering the sale of shares of Common Stock only to employees of the Company (a "Registration"), under the Securities Act of 1933 (the "Act"), filed after the Closing that covers shares of Common Stock (an "IPO"), no shares of Company Stock now or hereafter owned by any Stockholder or any interest therein may, directly or indirectly, be sold, assigned, mortgaged, transferred, pledged, hypothecated or otherwise disposed of or transferred (collectively "Transferred"), except for (i) Transfers pursuant to Section 1.2 to the applicable transferees specified therein (a "Permitted Transferee"), (ii) sales of shares of Company Stock to the Company or to members of the Kelso Group, or to their designees pursuant to Article II or III, (iii) Transfers by any member of the Kelso Group to any Person of shares of Company Stock, provided that such Transfers shall comply with Article VI to the extent expressly provided therein or (iv) Transfers by any other Stockholder contemplated by and in accordance with Article VI hereof.

(b)   The period of time from the date of this Agreement until the consummation of an IPO shall hereinafter be referred to as the "Restricted Period".

1.2   Permitted Transferees. (a) Subject to paragraph (b) of this Section 1.2:

(i)   Subject to Section 6.5(a), the members of the Kelso Group may Transfer any shares of Company Stock or any interest therein or their rights to subscribe for the same to any of their affiliates (as defined in Section 1.2(c));

(ii)   any Management Stockholder may Transfer any shares of Company Stock or any interest therein or his rights to subscribe for the same, if any, (A) to a trust, partnership, limited liability company or corporation the beneficiaries, partners, members or stockholders of which are such Management Stockholder, his spouse, parents, members of his immediate family or his lineal descendants, provided that the foregoing shall be subject to the limitation that the Company's Board of Directors (the "Board") acting in good faith does not conclude that such Transfer together with all other Transfers made after the Closing could result in or create a "significant risk" that the Company may become subject to, or after any Registration will continue by reason thereof to be subject to, the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or the registration requirements of the

Investment Company Act of 1940 (the "40 Act") and provided, further that a Management Stockholder shall give advance notice to the Company in the event of any Transfer to any permitted transferee set forth in this clause (A), (B) in case of his death, by will, by transfer in trust or by the laws of intestate succession to executors, trustees, administrators, testamentary trustees, legatees or beneficiaries, or (C) with the prior written consent of the Board and the Kelso Group, to any transferee; and

(iii)   any Third Party Investor may Transfer any shares of Company Stock or any interest therein or its rights to subscribe for the same to any of its affiliates (as defined in Section 1.2(c)); In addition to the foregoing, any transferee of a Stockholder described above may Transfer shares of Company Stock back to such Stockholder or to another Permitted Transferee of such Stockholder. For the purposes of this Section 1.2, a "significant risk", as referred to above, shall be deemed to arise when the number of "holders of record" (as determined in accordance with the Exchange Act and the rules and regulations thereunder or the registration requirements of the 40 Act) is greater than 80% of the number of "holders of record" that would cause the application or continued application of the informational requirements of the Exchange Act under the then existing circumstances.

(b)   Any Transfer of shares of Company Stock made pursuant to paragraph (a) of this Section 1.2 to a Permitted Transferee shall be permitted and shall be effective only if such Permitted Transferee shall agree in writing to be bound by the terms and conditions of this Agreement in the same manner and capacity as its transferor, unless such Permitted Transferee is already a Stockholder, pursuant to an instrument of assumption reasonably satisfactory in form and substance to the Company and the Kelso Group.

(c)   An "affiliate" of, or a person "affiliated" with, a specified person, is a person that directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified. In addition, in the case of any member of the Kelso Group, the term "affiliate" shall be deemed to include, without limitation, (1) any partner of such member of the Kelso Group or (2) any limited partner of any blind investment fund organized by or at the direction of the Kelso Group (collectively, the "Kelso Funds") or (3) any director, officer, partner or employee of Kelso & Company, L.P. ("Kelso") or any of its affiliates (excluding any limited partner of the Kelso Funds), any individual retirement account of any such partner, director, officer or employee, any family member of any such partner, director, officer or employee, or any trust or family partnership for the benefit of any such partner, director, officer or employee or family member thereof. In the case of the Third Party Investors, affiliate shall be deemed to include any partner or member of such Person or any director, officer or employee of such Person, any individual retirement account of any such partner, director, officer or employee, any family member of any such partner, director, officer or employee or any trust or family partnership for the benefit of any such partner, director, officer or employee or family member thereof. For purposes of Section 6.5(a) hereof, Permitted Transferees shall exclude (i) any Person specified in clause (2) above (other than any such person who is also described in clause (3) above), except with respect to a Transfer for value involving a liquidation of a Kelso Fund or a redemption, in whole or in part, of a limited partner's interest in a Kelso Fund, (ii) any Kelso Fund other than KIA VI or KEP VI and (iii) the Company or any of its subsidiaries.

(d)   Any action to be taken under this Agreement by members of the Kelso Group may be taken on their behalf by the members of the Kelso Group holding a majority of the Company Stock held by the Kelso Group in the aggregate or by such other person as is designated by such majority holders to act on behalf of the Kelso Group.

ARTICLE II

RIGHTS OF MANAGEMENT TO SELL

2.1   <u>Management Stockholders' Right to Sell</u>. Subject to the provisions of this Article II and Article V, each Management Stockholder (other than as set forth on Exhibit B hereto) shall have the right to sell to the Company, and the Company shall have the obligation to purchase (or, in the event that such purchase is not made by the Company, members of the Kelso Group (or their designee(s), which designees shall become parties hereto in accordance with the terms hereof) shall have the option, but not the obligation, within 10 days of such failure to purchase by the Company, to purchase) from such Management Stockholder, all, but not less than all, of such Management Stockholder's shares of Company Stock:

(a)   at the fair market value of such shares, as determined pursuant to Section 4.1 ("Fair Market Value") if the employment of such Management Stockholder with the Company and all subsidiaries thereof is terminated as a result of (i) the retirement of such Management Stockholder upon or after reaching the age of 65 or, if different, the Company's normal retirement age ("Retirement"), (ii) the death or Disability (as defined in Section 4.3) of such Management Stockholder, (iii) the termination by the Company of such employment of such Management Stockholder without Cause (as defined in Section 4.3), or (iv) the resignation of such Management Stockholder for Good Reason (as defined in Section 4.3); and

(b)   at the lesser of (i) the Fair Market Value of such shares, and (ii) the Carrying Value (as defined in Section 4.2) of such shares if such Management Stockholder's employment with the Company and all subsidiaries thereof is terminated as a result of the resignation of such Management Stockholder without Good Reason; provided, however that no Management Stockholder shall have the right to sell such Management Stockholder's shares to the Company in the circumstances specified in this clause (b) unless such Management Stockholder is party to an employment agreement with the Company that expressly provides for the right to sell such shares to the Company in such circumstances.

2.2   Notice. If any Management Stockholder intends to sell shares of Company Stock pursuant to Section 2.1, he (or his estate, as the case may be) shall give the Company and the Kelso Group notice of such intention not more than 30 days or, in the case of a termination under clause (ii) of Section 2.1(a), 90 days, after the occurrence of the event giving rise to such Management Stockholder's right to sell his shares of Company Stock and shall therein specify the number of shares of Company Stock such Management Stockholder owns and, subject to Section 2.3, is selling to the Company.

2.3   Payment. (a) Subject to Article V and Section 2.5, payment for shares of Company Stock sold by a Management Stockholder pursuant to Section 2.1 shall be made on the date that is the 15th business day following the date of the determination of Fair Market Value pursuant to Section 4.1 or the determination of Carrying Value pursuant to Section 4.2, as applicable.

(b)   Any payments based on Fair Market Value required to be made by the Company under this Section 2.3 shall accrue interest at 6% simple interest per annum from the date of the exercise of the right to sell set forth in this Article II (or in the case of shares acquired upon the exercise of employee stock options, which shares have been held for less than six months from the exercise of such options and are sold pursuant to clause (i), (iii) or (iv) of Section 2.1(a) (the "Delayed Sale Shares"), from the six-month anniversary of such exercise of such options (such date, the "Delayed Sale Share Anniversary")) to the date the Company (or the Kelso Group or their designee(s)) makes such payments.

2.4   Termination of Right to Sell. A Management Stockholder's right to sell to the Company and the Company's obligation to purchase such Management Stockholder's shares of Company Stock pursuant to Section 2.1 shall terminate on the closing of an IPO.

2.5   Postponement, etc. The date of payment and closing of any purchase and sale under this Article II may be postponed to the extent necessary to permit such purchase and sale under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations promulgated thereunder (the "HSR Act"). No party shall be required to consummate any purchase and sale under this Article II until such time as such transaction would not cause such party to violate applicable law, other than violations which would not have a direct or indirect material adverse effect on such party. Notwithstanding anything to the contrary in this Article II, in no event shall any sale of Delayed Sale Shares occur prior to the Delayed Sale Share Anniversary; provided, that in the event that Delayed Sale Shares are to be sold, then (x) the Company (or the members of the Kelso Group, or their designee(s), which designees shall become parties hereto in accordance with the terms hereof), as the case may be) will, at its option, either delay the purchase of all shares held by such Management Stockholder or delay only the purchase of the

Delayed Sale Shares, until a date that shall not be earlier than the Delayed Sale Share Anniversary and (y) if pursuant to the foregoing clause (x) the purchase of all shares held by such Management Stockholder is delayed, then notwithstanding Section 2.3(b) above, no interest shall accrue prior to the Delayed Sale Share Anniversary with respect to any shares held by such Management Stockholder.

ARTICLE III

PURCHASES BY THE COMPANY

3.1   Right to Purchase Shares from Management Stockholders. Subject to all provisions of this Article III, the Company shall have the right to purchase (and, if the Company does not exercise such right by giving notice within the 45-day period referred to in Section 3.2, the members of the Kelso Group (or their designee(s), which designees shall become parties hereto in accordance with the terms hereof) shall have the right by giving notice not later than the end of the succeeding 10-day period to purchase) from a Management Stockholder (other than as set forth on Exhibit B hereto), and such Management Stockholder shall have the obligation to sell to the Company (or the members of the Kelso Group or their designee(s) if such right is exercised by the Kelso Group or their designee(s)), all, but not less than all, of such Management Stockholder's shares of Company Stock:

(a)   at the Fair Market Value of such shares if such Management Stockholder's employment with the Company and all subsidiaries thereof is terminated as a result of (i) the termination by the Company of such employment without Cause, (ii) the resignation of such Management Stockholder for Good Reason, (iii) the Retirement of such Management Stockholder, or (iv) the death or Disability of such Management Stockholder;

(b)   at the lesser of (i) the Fair Market Value of such shares, and (ii) the Carrying Value of such shares if such Management Stockholder's employment with the Company and all subsidiaries thereof is terminated as a result of the resignation of such Management Stockholder without Good Reason; and

(c)   at the lesser of the Fair Market Value and Carrying Value of such shares, if such Management Stockholder's employment with the Company and all subsidiaries thereof is terminated as a result of the termination by the Company of such employment with Cause.

3.2   Notice. If the Company desires to purchase shares of Company Stock from a Management Stockholder pursuant to Section 3.1, it shall notify such Management Stockholder (or his estate, as the case may be) not more than 45 days after the occurrence of the event giving rise to the Company's right to acquire such Management Stockholder's shares of Company Stock. If the Company does not deliver such notice within such 45-day period and the members of the Kelso Group (or their designee(s)) desires to purchase such shares, then the members of the Kelso

Group (or their designee(s)) shall notify such Management Stockholder (or his estate, as the case may be) not later than the end of the succeeding 10-day period.

3.3   Payment. (a) Subject to Section 3.4 and Article V, payment for shares of Company Stock purchased pursuant to Section 3.1 shall be made on the date that is the 15th business day following the date of the determination of Fair Market Value pursuant to Section 4.1 or the determination of Carrying Value pursuant to Section 4.2, as applicable.

(b)   Any payments based on Fair Market Value required to be made by the Company under this Section 3.3 shall accrue interest at 6% simple interest per annum on the amounts not paid from the date of the exercise of the right to purchase set forth in this Article III (or in the case of shares acquired upon the exercise of employee stock options, which shares have been held for less than six months from the exercise of such options and are purchased pursuant to clause (i), (ii) or (iii) of Section 3.1(a) (the "Delayed Purchase Shares"), from the six-month anniversary of such exercise of such options (such date, the "Delayed Purchase Share Anniversary")) to the date the Company (or the members of the Kelso Group or their designee(s)) makes such payments.

3.4   Postponement, etc. The date of payment and closing of any purchase and sale under this Article III may be postponed to the extent necessary to permit such purchase and sale under the HSR Act. No party shall be required to consummate any purchase and sale under this Article III until such time as such transaction would not cause such party to violate applicable law, other than violations which would not have a direct or indirect material adverse effect on such party. Notwithstanding anything to the contrary in this Article III, in no event shall any purchase of Delayed Purchase Shares occur prior to the Delayed Purchase Share Anniversary; provided, that in the event that Delayed Purchase Shares are to be purchased, then (x) the Company (or the members of the Kelso Group or their designee(s)), as the case may be) will, at its option, either delay the purchase of all shares held by such Management Stockholder or delay only the purchase of the Delayed Purchase Shares, until a date that shall not be earlier than the Delayed Purchase Share Anniversary and (y) if pursuant to the foregoing clause (x) the purchase of all shares held by such Management Stockholder is delayed, then notwithstanding Section 3.3(b) above, no interest shall accrue prior to the Delayed Purchase Share Anniversary with respect to any shares held by such Management Stockholder.

ARTICLE IV

PURCHASE PRICE

4.1   Fair Market Value.

(a)   Appraisal. The Company shall, at the request of the Kelso

Group, engage, to the extent practicable, on an annual basis or otherwise from time to time as required, an independent valuation consultant or appraiser of recognized national standing (an "Appraiser") satisfactory to the Kelso Group and the Company (it being agreed that Houlihan, Lokey, Howard & Zukin, Inc. is satisfactory to the Kelso Group and the Company) to appraise the Fair Market Value of the shares of Company Stock as of the last day of the fiscal year then most recently ended or as of any more recent date (the "Appraisal Date") and to prepare and deliver a report to the Company describing the results of such appraisal (the "Appraisal").

        (b)   <u>Fair Market Value</u>. For the purposes of this Agreement, the "Fair Market Value" of any share of Company Stock being purchased by or sold to the Company, the Kelso Group or their respective designees, pursuant to this Agreement shall be the fair market value of the entire Company Stock equity interest of the Company taken as a whole, divided by the number of outstanding shares of Company Stock, all calculated on a fully diluted basis, without additional premiums for control or discounts for minority interests or restrictions on transfer, and shall be determined by Appraisal as of the applicable date of termination of employment with the Company (or in the case of Delayed Sale Shares or Delayed Purchase Shares, on the last day of the month in which the Delayed Sale Share Anniversary or the Delayed Purchase Share Anniversary occurs) or the date of transfer to an Involuntary Transferee (as defined in Section 6.4) (each of such dates, a "Determination Date"), which Appraisal the Company shall have caused to have been undertaken, in accordance with Section 4.1(a), promptly but no later than 30 days following (i) the date of receipt by the Company of the notice described in Section 2.2 (in the case of purchases of Company Stock pursuant to Article II), (ii) the date on which the Company gives the notice described in Section 3.2 (in the case of purchases by the Company of Company Stock pursuant to Article III) or the date on which the Kelso Group gives the notice described in Section 3.1 (in the case of purchases of Company Stock by the members of the Kelso Group (or their designees) pursuant to Section 3.2) and (iii) the date of receipt by the Company of the Notice described in Section 6.4 or the time by which the Kelso Group have to exercise their rights under Section 6.4 (in each case, the case of purchases of Company Stock pursuant to Section 6.4) and notwithstanding the foregoing, (iv)(a) the Delayed Sale Share Anniversary, in the case of Delayed Sale Shares or (b) the Delayed Purchase Share Anniversary, in the case of Delayed Purchase Shares; provided, however, that the Fair Market Value will be determined as of the most recent existing Appraisal unless (i) in the Company's judgment there has been a material change in the Company, its operations or its value since such existing Appraisal or the Board determines that a new appraisal is advisable, in which case the Company may, in its sole discretion, order an additional Appraisal or (ii) a determination of Fair Market Value is being made with respect to (x) Delayed Sale Shares or Delayed Purchase Shares or (y) shares acquired upon the exercise of employee stock options which shares have been held for at least six months from the exercise of such options and the most recent existing Appraisal occurred during the first six months that such shares were held, then the Company shall order an additional Appraisal under Section 4.1(a) for the purpose of determining the Fair Market Value of such shares; provided further, that, until the one year anniversary of the date hereof, the Fair Market Value shall be equal to the Redemption Price (as defined in the Recapitalization Agreement) and no such Appraisal need be undertaken.

(c)   Notice to Stockholders. After notice has been given pursuant to Section 2.2, 3.2 or 6.4, the Company shall promptly deliver a copy of the letter as to value included with the most recent existing Appraisal or any Appraisal thereafter received, as the case may be, to the Kelso Group and to each Stockholder whose Company Stock is to be purchased pursuant to Section 2.1, 2.6, 3.1, 3.5 or 6.4.

(d)   Withdrawal of Exercise Following Appraisal. Any party to this Agreement who has exercised its option either to purchase or sell shares of Company Stock, pursuant to Article II or Article III, may withdraw its notice or demand to purchase or sell such shares within 10 business days following the receipt of the letter referred to in Section 4.1(c) or the determination of the Fair Market Value as set forth in Section 4.1(b).

4.2   Carrying Value. For the purposes of this Agreement, "Carrying Value" of any share of Company Stock being purchased by the Company shall be equal to the price paid by the selling Management Stockholder for any such share ("Cost"), less the amount of dividends paid to such Management Stockholder in respect of any such share. Notwithstanding anything to the contrary herein, (i) in the case of any share of Common Stock that was issued in exchange for any share of Series B Preference Stock outstanding prior to the Closing pursuant to the Share Exchange (as defined in the Recapitalization Agreement), Cost shall be deemed to be the Redemption Price, and the Carrying Value shall be calculated as set forth above commencing from the date of the Closing through the date of purchase by the Company pursuant to Article II or III and (ii) in the case of any share of Common Stock that was issued upon the exercise of any stock option issued prior to the Closing or issued in exchange for option issued prior to the Closing ("Pre-existing Option"), Cost shall be deemed to be the Redemption Price and the Carrying Value shall be calculated as set forth above.

4.3   Certain Defined Terms. As used in this Agreement, the following terms shall have the meanings ascribed to them below (which meanings shall be independent of and unaffected by the meanings of similar terms used in any employment contracts between the Company and Management Stockholders, in the event such latter meanings differ from those following):

(a)   Cause. With respect to any Management Stockholder who is party to an employment agreement with the Company, the term "Cause", if defined in such employment agreement, shall have the meaning set forth therein. For all other purposes, the term "Cause" used in connection with a termination of employment of a Management Stockholder shall mean a termination of such Management Stockholder's employment by the Company or any of its subsidiaries due to (i) the continued willful failure, after reasonable advance written notice specifying details of such failure, by such Management Stockholder substantially to perform his duties with the Company or any of its subsidiaries (other than any such failure resulting from incapacity due to reasonably documented physical or mental illness), or (ii) the engaging by such Management Stockholder in fraudulent, willful or bad faith conduct that causes, or in the good faith judgment of the Board may cause, harm (financial or otherwise) material to the Company or any of its subsidiaries or harm material to the conduct of such Management Stockholder's employment, including, without limitation, the improper or unlawful disclosure of material secret, proprietary or confidential information of the Company or any of its subsidiaries.

(b)   Good Reason. With respect to any Management Stockholder who is party to an employment agreement with the Company, the term "Good Reason", if defined in such employment agreement, shall have the meaning set forth therein. For all other purposes, a termination of a Management Stockholder's employment with the Company or any of its subsidiaries shall be for "Good Reason" if such Management Stockholder voluntarily terminates his employment with the Company or any of its subsidiaries as a result of either of the following:

(i)   without the Management Stockholder's prior consent, a material reduction by the Company or any of its subsidiaries in his current salary, other than any such reduction which is part of a general salary reduction or other concessionary arrangement affecting all employees or affecting the group of employees of which the Management Stockholder is a member; or

(ii)   the taking of any action by the Company or any of its subsidiaries that would substantially diminish the aggregate value of the benefits provided him under the Company's or any such subsidiary's medical, health, accident, disability, life insurance, thrift and retirement plans in which he was participating on the date of his execution of this Agreement, other than any such reduction which is (A) required by law, (B) implemented in connection with a general concessionary arrangement affecting most employees or affecting substantially the entire group of employees of which the Management Stockholder is a member, (C) generally applicable to all beneficiaries of such plans or (D) a result of a decrease in the value of the Company or its equity; or

(iii)   a substantial and material reduction in his then current duties, authority or responsibilities.

(c)   Disability. With respect to any Management Stockholder who is party to an employment agreement with the Company, the term "Disability", if defined in such employment agreement, shall have the meaning set forth therein. For all other purposes, the termination of the employment of any Management Stockholder by the Company or any of its subsidiaries shall be deemed to be by reason of a "Disability" if, as a result of such Management Stockholder's incapacity due to reasonably documented physical or mental illness, such Management Stockholder shall have been unable for more than six months within any 12 month period to perform his duties with the Company or any of its subsidiaries on a full time basis and within 30 days after written notice of termination has been given to such Management Stockholder, such Management Stockholder shall not have returned to the full time performance of his duties. The date of termination in the case of a termination for "Disability" shall be the last day of the aforementioned 30-day period.

ARTICLE V

PROHIBITION ON PURCHASES

5.1   Prohibited Purchases. Notwithstanding anything to the contrary herein, the Company shall not be obligated to purchase any shares of Company Stock from a Management Stockholder pursuant to Section 2.1 and shall not exercise any right to purchase shares from Management Stockholders pursuant to Section 3.1, in each case, to the extent (i) the Company is prohibited from purchasing such shares (or incurring debt to finance the purchase of such shares), or the Company is unable to obtain funds to pay for such shares from a subsidiary of the Company, in any case by reason of any debt instruments, including, but not limited to, the Nortek Indentures, the Bridge Facility and the Bank Facility (each as defined below) or other agreements (collectively, the "Agreements") entered into by the Company or any of its subsidiaries or by applicable law, (ii) an event of default under any Agreement has occurred and is continuing or a condition exists which would, with notice or lapse of time or both, result in an event of default under any Agreement or (iii) the purchase of such shares (including the incurrence of any debt which in the judgment of the Board is necessary to finance such purchase) or the distribution of funds to the Company by a subsidiary thereof to pay for such purchase (A) could in the judgment of the Board result in the occurrence of an event of default under any Agreement or create a condition which would or might, with notice or lapse of time or both, result in an event of default under any Agreement, (B) would, in the judgment of the Board, be imprudent in view of the financial condition (present or projected) of the Company and its subsidiaries, taken as a whole, or the anticipated impact of the purchase (or of the obtaining of funds to permit the purchase) of such shares on the Company's or any of its subsidiaries' ability to meet their respective obligations, including under any Agreement, or to satisfy and make their planned capital and other expenditures and projections or (C) could, in the judgment of the Board, constitute a fraudulent conveyance or transfer by the Company or a subsidiary thereof or render the Company or a subsidiary thereof insolvent under applicable law or violate limitations in applicable corporate law on repurchases of stock or payment of dividends or distributions. If shares of Company Stock which the Company has the right or obligation to purchase on any date exceed the total amount permitted to be purchased on such date pursuant to the preceding sentence (the "Maximum Amount"), the Company shall purchase on such date only that number of shares of Company Stock up to the Maximum Amount (and shall not be required to purchase more than the Maximum Amount) in such amounts as the Board shall in good faith determine, applying the following order of priority:

(a) first, the shares of Company Stock of all Management Stockholders whose shares of Company Stock are being purchased by the Company by reason of termination of employment due to death or Disability up to the Maximum Amount and, to the extent that the number of shares of Company Stock that the Company is obligated to purchase from such Management Stockholders in the aggregate exceeds the Maximum Amount, such shares of Company Stock, up to the Maximum Amount, pro rata among such Management Stockholders on the basis of the number of shares of Company Stock held by each of such Management Stockholders that the Company is obligated or has the right to purchase;

(b) second, to the extent that the Maximum Amount is in excess of the amount the Company purchases pursuant to clause (a) above, the shares of Company Stock of all Management Stockholders whose shares of Company Stock are being purchased by the Company by reason of termination of employment without Cause or due to Retirement or resignation for Good Reason up to the Maximum Amount and, to the extent that the number of shares of Company Stock that the Company is obligated to purchase from such Management Stockholders in the aggregate exceeds the Maximum Amount, such shares of Company Stock, up to the Maximum Amount, pro rata among such Management Stockholders on the basis of the number of shares of Company Stock held by each of such Management Stockholders that the Company is obligated or has the right to purchase; and

(c) third, to the extent the Maximum Amount is in excess of the amounts the Company purchases pursuant to clauses (a) and (b) above, the shares of Company Stock of all other Management Stockholders whose shares of Company Stock are being purchased by the Company up to the Maximum Amount and, to the extent that the number of shares of Company Stock that the Company is obligated to purchase from such Management Stockholders in the aggregate exceeds the Maximum Amount, the shares of Company Stock, up to the Maximum Amount, of such Management Stockholders in such order of priority and in such amounts as the Board in its sole discretion shall in good faith determine to be appropriate under the circumstances.

For purposes of this Agreement, (x) "Nortek Indentures" shall mean the indentures related to the following notes of Nortek: (1) 8 7/8% senior notes due August 1, 2008; (2) 9 1/8% senior notes due September 1, 2007; (3) 9 1/4% senior notes due March 15, 2007; and (4) 9 1/8% senior subordinated notes due June 15, 2011 and (y) the "Bridge Facility" shall mean the bridge facility to be provided pursuant to the commitment letter, dated as of June 20, 2002, by and among Kelso, UBS AG, Stamford Branch and UBS Warburg LLC. The "Bank Facility" shall mean the bank facility to be provided pursuant to the commitment letter, dated as of May 31, 2002 by and among Nortek, Fleet Capital Corporation and Fleet Securities, Inc.

Notwithstanding anything to the contrary contained in this Agreement, if the Company is unable to make any payment when due to any Management

Stockholder under this Agreement by reason of this Article V, the Company shall make such payment at the earliest practicable date permitted under this Article V and any such payment shall accrue simple interest (or if such payment is accruing interest at such time, shall continue to accrue interest) at 6% per annum from the date such payment is due and owing to the date such payment is made; provided, however, that such interest shall be reduced by the amount of any interest otherwise accruing on such payment by the Company by reason of the definition of "Carrying Value" set forth in Section 4.2. All payments of interest accrued hereunder shall be paid only at the date of payment by the Company for the shares of Company Stock being purchased.

ARTICLE VI

SALES TO THIRD PARTIES

6.1   General. An "Excluded Transaction" shall mean any Transfer pursuant to an IPO.

6.2   Intentionally Omitted.

6.3   Agreements to Be Bound. Notwithstanding anything contained in this Section 6, any Transfer (other than in connection with a transaction which constitutes a Change in Control (as defined herein)) to a third party or any Involuntary Transfer (as defined in Section 6.4) to an Involuntary Transferee (as defined in Section 6.4) shall be permitted under the terms of this Agreement only if such third party or Involuntary Transferee, as the case may be, shall agree in writing to be bound by the terms and conditions of this Agreement in the same manner and capacity as its transferor pursuant to an instrument of assumption reasonably satisfactory in form and substance to the Company; it being understood that any transferee of a member of the Kelso Group shall constitute a member of the Kelso Group for all purposes of this Agreement, including Section 1.2(d) hereof.

6.4   Involuntary Transfers. In the case of any transfer of title or beneficial ownership of shares of Company Stock, other than an Excluded Transfer, upon default, foreclosure, forfeit, divorce, court order, or otherwise than by a voluntary decision on the part of a Stockholder (an "Involuntary Transfer"), the Company shall have the right to purchase such shares pursuant to this Section 6.4 or, if the Company fails to exercise such right, the Kelso Group (or its designees, which designees shall become parties hereto in accordance with the terms hereof) shall have such right. Upon the Involuntary Transfer of any shares of Company Stock, such Stockholder shall promptly (but in no event later than two days after such Involuntary Transfer) furnish written notice (the "Notice") to the Company and the Kelso Group indicating that the Involuntary Transfer has occurred, specifying the name of the person to whom such shares have been transferred (the "Involuntary Transferee") and giving a detailed description of the circumstances giving rise to, and stating the legal basis for, the Involuntary Transfer. Upon the receipt of the Notice, and for 30 days thereafter, the Company (or its designee(s)) shall have the right (and in the event the Company fails to exercise such right within such 30 day period then, until the later of (i) five days from the end of such 30 day period and (ii) 10 days from the day the Kelso Group receives notification from the Company that it is declining to exercise such right, the Kelso Group (and its designee(s)) shall have the right) to purchase, and the Involuntary Transferee shall have the obligation to sell, all, but not less than all, of the shares of Company Stock acquired by the Involuntary Transferee for a purchase price equal to (subject to the following paragraph) the lesser of (i) the Fair Market Value of such shares of Company Stock on the date of transfer to the Involuntary Transferee and (ii) the amount of the indebtedness or other liability that gave rise to the Involuntary Transfer plus the excess, if any, of the Carrying Value of such shares of Company Stock over the amount of such indebtedness or other liability that gave rise to the Involuntary Transfer.

Notwithstanding the foregoing, the Board may, for good cause shown by the Stockholder who made the Involuntary Transfer, determine that payment of a purchase price equal to the Fair Market Value of such shares of Company Stock on the date of transfer to the Involuntary Transferee would be appropriate under the circumstances, and direct that payment be made in such amount.

6.5   Tag and Drag Along Rights.

(a)   Tag-Along Rights. None of the members of the Kelso Group shall, in any one transaction or any series of related transactions, Transfer for value any shares of Company Stock in an amount which when taken together with all previous (or substantially simultaneous) Transfers by all of the members of the Kelso Group would exceed 5% of the Company Stock held by all such members of the Kelso Group at the time of the transaction in question (which in the case of a series of related transactions is the most current transaction in such series), except pursuant to an Excluded Transaction, a Transfer to a Permitted Transferee (as limited by Section 1.2(c)) or pursuant to Section 6.5(b), to the Company or any of its subsidiaries or any other party or parties (collectively, including the Company or any of its subsidiaries, a "Third Party"), unless the Management Stockholders, the Third Party Investors, and their respective Permitted Transferees (collectively, the "Offerees"), are offered the right, at the option of each Offeree, to include in such Transfer to the Third Party such number of shares of Company Stock owned by each such Offeree as determined in accordance with this Section 6.5(a). If any member of the Kelso Group receives from a Third Party a bona fide offer or offers to Transfer, or proposes to Transfer to a Third Party, shares of its or their Company Stock, in excess of such 5% threshold, such member (the "Transferor") shall give written notice (the "Tag-Along Notice") to each of the Offerees, setting forth the consideration per share to be paid by such Third Party and the other material terms and conditions of such transaction. The Tag-Along Notice shall offer the Offerees the opportunity to participate in the proposed Transfer of shares to the Third Party according to the terms and conditions of this Section 6.5(a) and for the same type of consideration and for an amount of consideration per share not less than that offered to the Transferor by the Third Party and on terms and conditions (other than, in the case of members of the

Kelso Group, any management, advisory or transaction fees payable to them or their affiliates) no less favorable to such Offerees than the terms and conditions offered to the Transferor by the Third Party. At any time within 15 days after its receipt of the Tag-Along Notice, each of the Offerees may irrevocably (but subject to the terms and conditions of such offer) accept the offer included in the Tag-Along Notice for up to such number of shares of Company Stock as is determined in accordance with the provisions of this Section 6.5(a) by furnishing written notice of such acceptance to the Transferor. Promptly following such acceptance by an Offeree, each such Offeree shall deliver to the Transferor the certificate or certificates representing the shares of Company Stock to be Transferred pursuant to such offer by such Offeree, together with a limited power-of-attorney authorizing the Transferor to sell or otherwise dispose of such shares of Company Stock pursuant to the proposed Transfer to the Third Party. In addition, each such Offeree shall also execute all other documents required to be executed in connection with such transaction; provided, that in the event that (x) the Offeree is required to provide any representations or warranties in connection with such transaction, each Offeree shall only be required to represent and warrant as to its or his title to its or his Company Stock to be Transferred and such holder's authority, power, and right to enter into and consummate such transaction without violating any other agreement or legal requirement and other matters relating to such holder, or (y) the Offeree is required to provide any indemnities in connection with such transaction (other than in respect of representations and warranties referenced to in the preceding clause (x)), then each Offeree shall only be required to provide the same indemnities as the Kelso Group and shall not be liable for more than his or its pro rata share (based upon the amount of consideration to be received by all Offerees and the Transferor in such transaction) of any liability for indemnity and such liability shall not exceed the total purchase price received by such Offeree in such transaction; provided that, with respect to the foregoing representations or warranties in the preceding clause (x) above given by the Offerees, an Offeree may be liable for any and all losses resulting from a breach of such representations or warranties and there shall be no cap by reason of this Agreement on the liability of the relevant Offeree with respect to breaches of such representations or warranties.

Each Offeree who shall have irrevocably accepted the offer in the Tag Along Notice shall have the right to participate in the proposed Transfer to the Third Party by Transferring in connection therewith shares of Company Stock equal to the product of (x) the total number of shares to be acquired by the Third Party, times (y) a fraction, the numerator of which shall be the total number of shares of Company Stock owned by such Offeree, and the denominator of which shall be the total number of shares of Company Stock owned by the Kelso Group plus the total number of shares of Company Stock owned by all Offerees that have accepted the offer included in the Tag-Along Notice. The maximum number of shares of Company Stock that may be Transferred by each Offeree to the Third Party in accordance with this Section 6.5(a) shall be the total number of shares of Company Stock then owned by such Offeree.

If within 15 days after the receipt of the Tag-Along Notice, any Offeree has not accepted the offer contained in the Tag-Along Notice, such Offeree will be deemed to have waived any and all rights with respect to, or to participate in, the Transfer of Company Stock described in the Tag-Along Notice. The Transferor shall have 45 days following such delivery in which to Transfer Company Stock held by it plus any Company Stock of any Offerees who accept the offer described in the Tag-Along Notice in accordance with the provisions of this Section 6.5(a), in the aggregate not more than the amount of Company Stock described in the Tag-Along Notice, for an amount and type of sales price consideration per share not more favorable to the Transferor than was set forth in the Tag-Along Notice, provided that the type of consideration to be received by the Transferor may be different than the type set forth in the Tag-Along Notice so long as (i) it is not materially more favorable to the Transferor than to the Offerees and (ii) if the consideration to be received by the Offerees is different than that set forth in the Tag Along Notice, each Offeree may rescind its acceptance of the offer contained in the Tag Along Notice within five days of receipt of notice of such change in the type of consideration; provided further, that no recision shall effect the number of shares which each accepting Offeree shall have the right to Transfer pursuant to the preceding paragraph and the Transferor may increase the number of shares to be Transferred by it by the number of shares subject to such rescission. If, at the end of 60 days following the delivery of the Tag-Along Notice, the Transferor has not completed the Transfer of Company Stock of the Transferor and Company Stock of any Offeree, the Transferor shall return to such Offeree all certificates representing shares of Company Stock which such Offeree delivered for Transfer pursuant to this Section 6.5(a), and all the restrictions on sale or other disposition contained in this Agreement with respect to Company Stock owned by the Transferor shall again be in effect, including the requirement to give notice hereunder.

Except as may otherwise be agreed to by Richard L. Bready ("RLB") with respect to Management Stockholders, all Offerees whose shares of Company Stock are to be Transferred in accordance with this Section 6.5(a) shall receive the consideration in respect of their shares substantially simultaneously with the receipt by the Transferor of the consideration in respect of the shares of Company Stock of the Transferor.

For purposes of this Section 6.5(a) only, all stock options held by each Offeree which are exercisable at the time of delivery of the Tag-Along Notice, or which would become exercisable by reason of the Transfer after giving effect to this Section 6.5(a), shall be treated as Company Stock hereunder (including, without limitation, for purposes of determining the extent to which an Offeree may participate in a proposed Transfer pursuant to the second paragraph of this Section 6.5(a)); provided, that each Offeree, in order to participate in any proposed Transfer in this Section 6.5(a), shall exercise any such stock options held by such Offeree the shares of Company Stock in respect of which such Offeree desires to Transfer pursuant to this Section 6.5(a), in accordance with the terms and subject to the conditions of applicable stock option plan, prior to the consummation of any such Transfer pursuant to this Section 6.5(a); provided, further, that, to the extent practicable and to the extent doing so would not adversely affect the Company, the Transferor or the ability to consummate the Transfer, the Transferor and the Company shall use their reasonable efforts to cause any such proposed Transfer to be structured so as to facilitate the delivery to any Offeree holding stock options of the difference between the per share consideration being paid in such Transfer and the exercise price in respect of each such stock options being Transferred pursuant to this Section 6.5(a) (in lieu of the delivery of the exercise price in respect of such stock options to the Company).

(b) <u>Drag-Along Rights</u>. If any member or members of the Kelso Group shall, individually or collectively, propose to Transfer at least 75% of all shares of Company Stock collectively owned by the Kelso Group at the time of the transaction in question to a Third Party, then (in addition to the rights of the Management Stockholders, the Third Party Investors, and their respective Permitted Transferees to participate in such Transfer pursuant to Section 6.5(a) hereof) the members of the Kelso Group, may, at their option, require the Management Stockholders, the Third Party Investors, and their respective Permitted Transferees (collectively, the "Remaining Holders") to include in such Transfer to the Third Party such number of shares of Company Stock owned by each of them, as determined in accordance with this Section 6.5(b); provided that if the members of the Kelso Group send the Drag-Along Notice referred to below, Section 6.5(a) shall not apply to the Transfer.

The members of the Kelso Group shall give written notice (the "Drag-Along Notice") of the exercise of their rights pursuant to this Section 6.5(b) to each of the Remaining Holders, setting forth the sales price consideration per share to be paid by the Third Party and the other material terms and conditions of such transaction, including the number of shares to be included therein. The Drag-Along Notice shall state that the Remaining Holders shall be required to participate in the proposed Transfer of shares to the Third Party according to the terms and conditions of this Section 6.5(b) and for the same type of consideration and for an amount of consideration per share not less than that offered to any member of the Kelso Group by the Third Party and on terms and conditions (other than, in the case of members of the Kelso Group, any management, advisory or transaction fees payable to them or their affiliates) no less favorable to such Remaining Holders than the terms and conditions offered to any member of the Kelso Group by the Third Party. Within 15 days following the receipt of the Drag-Along Notice, each of the Remaining Holders shall deliver to a representative of the Kelso Group designated in the Drag-Along Notice certificates representing all shares of Company Stock held by such Remaining Holder, duly endorsed, together with all other documents required to be executed in connection with such transaction. In the event that any Remaining Holder should fail to deliver such certificates to the Kelso Group, the Company shall cause the books and records of the Company to show that such shares are bound by the provisions of this Section 6.5(b) and that such shares may be Transferred only to the Third Party.

Each Remaining Holder shall be required to participate in the proposed

Transfer to the Third Party by Transferring in connection therewith shares of Company Stock equal to the product of (x) the total number of shares to be acquired by the Third Party, times (y) a fraction, the numerator of which shall be the total number of shares of Company Stock owned by such Remaining Holder, and the denominator of which shall be the total number of shares of Company Stock owned by the Kelso Group plus the total number of shares of Company Stock owned by all Remaining Holders in the aggregate. The maximum number of shares of Company Stock that may be Transferred by each Remaining Holder to the Third Party in accordance with this Section 6.5(b) shall be the total number of shares of Company Stock then owned by such Remaining Holder.

If, within 90 days after the members of the Kelso Group gave the Drag-Along Notice, they shall not have completed the Transfer of all the shares of Company Stock of the Kelso Group and the Remaining Holders in accordance with this Section 6.5(b), the Kelso Group shall return to each of the Remaining Holders all certificates representing shares of Company Stock that such Remaining Holder delivered for Transfer pursuant hereto and that were not purchased pursuant to this Section 6.5(b); provided that the Kelso Group shall be permitted, but not obligated, to complete the sale by all non-defaulting Remaining Holders if one or more of the Remaining Holders default; provided further that completion of the sale by the Kelso Group and/or such Remaining Holders shall not relieve a defaulting Remaining Holder of liability for its breach.

The obligations of the Remaining Holders pursuant to this Section 6.5(b) are subject to the satisfaction of the following conditions:

(i)   if any Stockholder is given an option as to the form and amount of consideration to be received, all Stockholders will be given the same option;

(ii)   no Remaining Holder shall be required to make any out-of-pocket expenditure prior to the consummation of such transaction (excluding expenditures for its own postage, copies, etc. and the fees and expenses of its own counsel and other advisors retained by it, which amounts shall be the sole responsibility of such Remaining Holder in any event (other than pursuant to Section 6.5(c) herein)), and no Remaining Holder shall be obligated to pay more than its or his pro rata share (based upon the consideration to be received in such transaction) of expenses (in comparison to the amount of expenses being borne by all other holders participating in a Transfer pursuant to this Section 6.5(b)) incurred by the Company or for the benefit of all Stockholders, provided that a Remaining Holder's liability for its or his pro rata share of such allocated expenses shall in no event exceed the total purchase price received by such Remaining Holder in such transaction; and

(iii)   in the event that (x) the Remaining Holders are required to provide any representations or warranties in connection with such transaction, each Remaining Holder shall only be required to represent and warrant as to its or his title to its or his Stock to be Transferred and such holder's authority, power, and right to enter into and consummate such transaction without violating any other agreement or legal requirement and other matters relating to such holder, or (y) the Remaining Holders are required to provide any indemnities in connection with such transaction (other than in respect of representations and warranties referenced to in the preceding clause (x)), then each Remaining Holder shall only be required to provide the same indemnities as the Kelso Group and shall not be liable for more than his or its pro rata share (based upon the amount of consideration to be received in such transaction by all Remaining Holders and members of the Kelso Group) of any liability for indemnity and such liability shall not exceed the total purchase price received by such Remaining Holder in such transaction; provided that, with respect to the foregoing representations or warranties in the preceding clause (x) given by the Remaining Holders, a Remaining Holder may be liable for any and all losses resulting from a breach of such representations or warranties and there shall be no cap by reason of this Agreement on the liability of the relevant Remaining Holder with respect to breaches of such representations or warranties.

To the extent practicable, all Remaining Holders whose shares of Company Stock are to be Transferred in accordance with this Section 6.5(b) shall receive the consideration in respect of their shares substantially simultaneously with the receipt by the Kelso Group of the consideration in respect of the shares of Company Stock of the Kelso Group Transferred, except that all Management Stockholders whose shares of Company Stock are to be Transferred in accordance with this Section 6.5(b) shall receive the consideration in respect of their shares (except as may be agreed to between the Company and RLB on behalf of such Management Stockholders) simultaneously with the receipt by the Transferor of the consideration in respect of the shares of Company Stock of the Transferor.

For purposes of this Section 6.5(b) only, all stock options held by each Remaining Holder which are fully exercisable at the time of the Drag-Along Notice, or which would become exercisable by reason of the Transfer after giving effect to this Section 6.5(b), shall be treated as Company Stock (including, without limitation, for purposes of determining the extent to which a Remaining Holder is required to participate in a proposed Transfer pursuant to the third paragraph of this Section 6.5(b)); and each Remaining Holder in connection with the exercise of dragalong rights by the Kelso Group pursuant to this Section 6.5(b) shall immediately prior to such proposed Transfer exercise any such stock options held by such Remaining Holders, the shares of Company Stock in respect of which are required to be Transferred pursuant to this Section 6.5(b), in accordance with the terms and subject to the conditions of the applicable stock option plan, prior to the consummation of any such Transfer pursuant to this Section 6.5(b); provided, further, that, to the extent practicable and to the extent doing so would not adversely affect the Company, any member of the Kelso Group or the ability to consummate the Transfer, the Kelso Group and the Company shall use their reasonable efforts to cause any such proposed Transfer to be structured so as to facilitate the delivery to any Remaining

Holder holding stock options of the difference between the per share consideration being paid in such Transfer and the exercise price in respect of each such stock options being Transferred pursuant to this Section 6.5(b) (in lieu of the delivery of the exercise price in respect of such stock options to the Company).

Notwithstanding anything herein to the contrary, this Section 6.5(b) shall be of no force or effect and the Kelso Group may not exercise their rights under this Section 6.5(b) until after the six month anniversary of the Closing (assuming that, at such time, this Agreement is in existence and Stockholders hereunder continue to hold capital stock of the Company).

(c)   Attorney Fees. The Company shall pay the reasonable fees and expenses of one counsel selected by the Management Stockholders holding a majority of the shares of Company Stock held in the aggregate by all Management Stockholders (and reasonably acceptable to the Kelso Group) to represent the Third Party Investors and Management Stockholders, unless such counsel has a conflict of interest that would prevent such counsel from representing both the Management Stockholders and the Third Party Investors in which case the Company shall pay the reasonable fees and expenses of one counsel selected by the Management Stockholders by a majority vote (and reasonably acceptable to the Company) to represent the Management Stockholders and one counsel selected by the Third Party Investors by a majority vote (and reasonably acceptable to the Company) to represent the Third Party Investors, in each Transfer of shares of Company Stock held by them pursuant to Sections 6.5(a) or 6.5(b) hereof.

ARTICLE VII

REGISTRATION RIGHTS AGREEMENT

7.1   Registration Rights. Concurrently with the execution of this Agreement the parties hereto are also entering into a registration rights agreement (the "Registration Rights Agreement") in the form attached as Exhibit A. The parties hereto agree that any additional members of the Kelso Group, Third Party Investors and Management Stockholders who become parties hereto shall also be added as parties thereto.

ARTICLE VIII

CHARTER DOCUMENTS AND
BOARD OF DIRECTORS

8.1   Charter Documents. The Company has previously furnished to the Stockholders copies of its certificate of incorporation and by-laws, each as in effect on the date hereof (the "Charter Documents"). From and after the date hereof, each Stockholder shall vote its shares of voting stock of the Company, at any regular or special meeting of stockholders of the Company or in any written consent executed in lieu of such a meeting of stockholders, and shall take all actions necessary, to ensure that the Charter Documents do not, at any time, conflict with the provisions of this Agreement.

8.2   Board of Directors. (a) Subject to provisions of Section 8.2(i) below, the Stockholders agree and understand that immediately following the consummation of the Transactions, the Board will consist of a number of directors between five and eleven (as determined by the Kelso Group), two of whom shall be designated by RLB and the remainder of whom shall be persons designated by the Kelso Group (and who may be members of the Kelso Group or affiliates thereof); provided that if RLB designates himself as a director he shall have the right to serve as Chairman of the Board so long as he is a director; provided further, that RLB's rights pursuant to this Section 8.2 (other than Section 8.2(i)), shall terminate as such time as he no longer owns in excess of 5% of the outstanding shares of Common Stock of the Company (such percentage to be computed (such computation, the "Common Stock Computation") by including as outstanding Common Stock (i) all shares of Common Stock outstanding on the date of such computation, (ii) all shares of Common Stock issuable upon conversion of the then outstanding shares of Series B Preference Stock (whether or not then convertible) and (iii) all outstanding Rolled Over Options (as such term is defined in the 2002 Stock Option Plan) calculated on a Cashless Exercise Basis). For purposes of the Common Stock Computation, "Cashless Exercise Basis" shall mean determining the net number of shares of Common Stock underlying such option, which shall be equal to (a) the total number of shares of Common Stock subject to such Rolled Over Option less (b) an amount of shares equal to the aggregate exercise price of such Rolled Over Option divided by the Redemption Price (as defined in the Recapitalization Agreement and subject to appropriate adjustment in the event of any stock dividend or any stock split or combination). Immediately following the consummation of the Transactions, subject to the preceding sentence, the number of directors of the Company and the persons who will serve as such shall be determined in accordance with the Charter Documents and applicable law and may change from time to time.

(b)   The Stockholders shall vote their shares of voting stock to implement the foregoing, and to elect the directors nominated in accordance with Section 8.2(i), at any regular or special meeting of the stockholders of the Company called for the purpose of filling positions on the Board, or in any written consent executed in lieu of such a meeting of stockholders, and shall take all lawful actions as may be reasonably necessary to ensure the election to the Board of the Nominees. The nominees of the Kelso Group and RLB, including nominees pursuant to Section 8.2(i) hereof, are referred to herein as the "Kelso Nominees" and the "Bready Nominees", respectively, and are collectively referred to herein as the "Nominees" and individually as a "Kelso Nominee", "Bready Nominee" or "Nominee", as the case may be. Subject to any applicable rules to the contrary of the Securities and Exchange Commission or any national securities exchange or NASDAQ, RLB shall have the right to participate in all committees of the Board, except the audit committee, so long as he is a member of the Board.

To effectuate the provisions of Section 8.2, the Secretary of the Company, or if there be no Secretary such other officer of the Company as the Board may appoint to fulfill the duties of Secretary (the "Secretary"), shall not record any vote or consent contrary to or inconsistent with the terms of this Section 8.2(a) and 8.2(b).

(c)   If, prior to his or her election to the Board pursuant to Section 8.2(a), 8.2(b) or 8.2(i), any Kelso Nominee or Bready Nominee shall be unable or unwilling to serve as a director of the Company, the members of the Kelso Group or RLB, as the case may be, shall be entitled to nominate a replacement (the selection of which shall be consistent with Section 8.2(a), 8.2(b) or 8.2(i), as applicable) who shall then be a Nominee for purposes of this Section 8.2. If, following election to the Board pursuant to Section 8.2(a), 8.2(b) or 8.2(i), any Nominee shall resign or be removed or be unable to serve for any reason prior to the expiration of his or her term as a director of the Company, the members of the Kelso Group, if such Nominee was a Kelso Nominee, or RLB, if such Nominee was a Bready Nominee, shall within 30 days of such event, notify the Board in writing of a replacement Nominee (the selection of which shall be consistent with Section 8.2(a), 8.2(b) or 8.2(i), as applicable), and each Stockholder shall vote its shares of voting stock, at any regular or special meeting called for the purpose of filling positions on the Board, or in any written consent executed in lieu of such meeting of stockholders, and shall take all actions necessary (including, without limitation, using its best efforts to cause its Nominee(s) to elect such replacement Nominee as herein provided), to ensure the election to the Board of such replacement Nominee to fill the unexpired term of the Nominee whom such new Nominee is replacing. If the members of the Kelso Group shall fail to so notify the Board with respect to any Kelso Nominee, the Board, in its sole discretion, may nominate any other person to fill the vacancy. Any Kelso Nominee may be removed by the Kelso Group, except that with respect to reasons other than for Cause (as defined in Section 8.2(e)) a Kelso Nominee nominated pursuant to Section 8.2(i) hereof may be removed prior to an Elimination Event only if the holders of a majority of the outstanding shares of Series B Preference Stock consent in writing to such removal (and no meeting of stockholders need to be held to effect any such removal), and any Bready Nominee may be removed by RLB, except that with respect to reasons other than for Cause, a Bready Nominee nominated pursuant to Section 8.2(i) hereof may be removed prior to an Elimination Event only if the holders of a majority of the outstanding shares of Common Stock consent in writing to such removal (and no meeting of stockholders need to be held to effect any such removal), and each Stockholder hereby agrees to vote all of the shares of voting stock owned or held of record by such Stockholder for, or to take all actions by written consent in lieu of any such meeting, necessary to cause, any such removal.

(d)   If the Kelso Group so requests, each Stockholder hereby agrees to vote all of the shares of voting stock owned or held of record by such Stockholder for, or to take all actions by written consent in lieu of any such meeting necessary to cause, the removal (with or without cause) of any director designated by RLB and elected pursuant to Section 8.2 (other than Section 8.2(i)) if during such director's term as director, RLB ceases to own in excess of 5% of the outstanding shares of Common Stock of the Company (such percentage to be computed according to the Common Stock Computation).

(e)   Each Stockholder hereby agrees that any director shall be removed with Cause only if the holders of a majority of the outstanding shares of voting stock held by Stockholders consent in writing to such removal (and no meeting of stockholders need to be held to effect any such removal); provided, however, that with respect to any Independent director elected pursuant to Section 8.2(i) hereof, such director may be removed for Cause only if the holders of a majority of the outstanding shares of either Series B Preference Stock or Common Stock, depending upon whether RLB or the Kelso Group nominated such director, consent in writing to such removal (and no meeting of stockholders need to be held to effect any such removal). Solely for the purposes of this Section 8.2(e), "Cause" shall mean the commission by a director of an act of fraud or embezzlement against the Company or any of its subsidiaries or a conviction for a felony (or a plea of *nolo contendere* or guilty plea thereto) of such director.

(f)   In order to effectuate the provisions of this Article VIII, each Stockholder hereby agrees that when any action or vote is required to be taken by such Stockholder pursuant to this Agreement, such Stockholder shall use its reasonable best efforts, if a special or annual meeting of stockholders of the Company is not called, to execute or cause to be executed a consent in writing in lieu of any such meetings pursuant to Section 228(a) of the General Corporation Law of the State of Delaware to effectuate such stockholder action.

(g)   In order to effectuate the provisions of this Section 8.2 and in addition to and not in lieu of Sections 8.2(a) through (f) hereof, the Management Stockholders and Third Party Investors (and any of their respective Permitted Transferees thereof which own Common Stock subject to this Agreement) hereby grant to the Kelso Group a proxy to vote at any annual or special meeting of stockholders all of the shares of voting stock owned or held of record by such stockholder and subject to this Agreement solely for (i) the election of all directors designated in accordance with Section 8.2(a) and Section 8.2(i) and (ii) the removal of directors in accordance with Sections 8.2(c), 8.2(d) and 8.2(e).

(h) With respect to any business combination, merger, consolidation, stock swap or sale of all or substantially all of the assets of the Company or similar transaction involving the Company, if the members of the Kelso Group so direct and such transaction results in a Change in Control (as defined below), then each of the Stockholders shall use its respective best efforts to vote in favor of such proposed transaction all of the shares of Common Stock owned or held of record by such Stockholder, at each regular or special meeting of the stockholders of the Company called for the purpose of voting on such matter, or in any written consent executed in lieu of such a meeting of stockholders, and shall take all actions reasonably necessary, to ensure that all necessary stockholder approvals for such transaction are obtained; provided that (A) the conditions set forth in subclauses (i), (ii) and (iii) of the third to last paragraph of Section 6.5(b) hereof are satisfied with respect to such transaction and (B) such Stockholder is to receive the same type and amount of consideration per share not less than that to be received by the members of the Kelso Group and on terms and conditions (other than, in the case of members of the Kelso Group, any management, advisory or transaction fees payable to them or their affiliates) no less favorable to such Stockholders than the terms and conditions to be received by the members of the Kelso Group in the transaction.

(i)   Notwithstanding anything herein to the contrary, until the occurrence of the Elimination Event (as defined in the certificate of designation with respect to the Series B Preference Stock (the "Nortek Holdings COD")), the Stockholders agree and understand that (i) the Board of Directors shall consist of five directors (or such other number of directors as is agreed to between the Kelso Group and RLB), (ii) RLB, on behalf of the holders of Common Stock, shall nominate 51% of the number of directors to be elected at any meeting duly called to elect directors generally; provided, however, that if 51% of such number of directors is not a whole number, then RLB shall be entitled to nominate the next higher whole number of directors to be elected at such meeting; provided further that at least one-third (or such next higher whole number) of the number of such RLB nominated directors shall be Independent (as defined in the Charter Amendment (as defined in the Recapitalization Agreement)) and any such Independent director nominated by RLB shall be subject to the approval of the Kelso Group, such approval not to be unreasonably withheld, (iii) the Kelso Group, on behalf of the holders of Series B Preference Stock, shall be entitled to nominate the remaining directors to be elected at such meeting for the election of directors generally; provided, however, that at least one-half (or such next higher whole number) of the number of such Kelso nominated directors shall be Independent and any such Independent director nominated by the Kelso Group shall be subject to the approval of RLB, such approval not to be unreasonably withheld, (iv) the parties hereto (including, without limitation, the Company) shall take such actions as are necessary so that the Board of Directors of Nortek is comprised entirely of the same individuals as the Board of Directors of Nortek Holdings, (v) the Kelso Group or RLB, as the case may be, shall inform the other party upon becoming aware that their Independent director Nominee is not Independent; and (vi) if the Person serving as an Independent Kelso Nominee or Independent Bready Nominee ceases to be Independent of Kelso or RLB, as the case may be, during the time such Person is serving as a director, then at the request of the other party, the Kelso Group or RLB, as the case may be, shall reasonably promptly replace such Person as a director with another nominee who satisfies any applicable independence requirements. Upon the occurrence of an Elimination Event, this clause 8.2(i) shall have no further force and effect and the provisions of Section 8.2(a) and 8.2(b) (other than the references to Section 8.2(i) therein) shall immediately apply and each Stockholder agrees to take all actions necessary to cause the Board of Directors to be constituted in accordance therewith at such time, and from and after such time one of the Bready Nominees (selected by RLB prior thereto, or if not so selected by RLB, such Bready Nominee that is Independent) shall be deemed a Kelso Nominee for all purposes of this Agreement (including, without limitation, for purposes of removal).

(j)   Whenever any Person is elected to the Board in accordance with this Agreement, the parties hereto agree that they shall use their best efforts to cause their Nominees on the Board to take such action, to the extent they are reasonably able to do so, in connection with such election to avoid the occurrence of a "Change of Control" under the Nortek Notes Indentures (as defined in the Recapitalization Agreement).

ARTICLE IX

TERMINATION

9.1   Cessation of Ownership of Company Stock. Any party to, or Person who is subject to, this Agreement which ceases to own shares of Company Stock or any interest therein shall cease to be a party to, or Person who is subject to, this Agreement and thereafter shall have no rights or obligations hereunder.

9.2   Other Termination Events. Notwithstanding anything to the contrary contained herein, every provision of this Agreement, other than the provisions contained in Article VII and Section 10.4, shall terminate upon the earlier of (i) the closing of an IPO and (ii) a Change in Control; provided, however, that in the event that following any such Change in Control any Stockholder (other than a Third Party Investor) continues to own in excess of 25% of the equity in the Company held by it immediately after the Closing (as defined in the Recapitalization Agreement), such Stockholder shall continue to have any rights it had prior to such Change in Control pursuant to Sections 6.5(a) and 6.5(b) hereof and such Sections shall survive such Change in Control for so long as any such Stockholder continues to have such stated percentage of equity in the Company held by it immediately after the Closing. For purposes of this Agreement, a "Change in Control" shall mean the earlier to occur of (i) such time as the Kelso Group, (A) no longer owns at least 25% of the shares of Company Stock held by it immediately after Closing and (B) in the aggregate owns a lesser number of shares of Company Stock than that of at least one other stockholder and its affiliates of the Company or (ii) any business combination, merger, consolidation, stock swap, stock sale or sale of all or substantially all of the assets of the Company or similar transaction involving the Company in which (A) the Stockholders cease to own 50% of either the outstanding voting power and Company Stock of the Company or the surviving entity and (B) at least one other stockholder and its affiliates of the Company owns in excess of 50% of the number of outstanding shares of Company Stock held in the aggregate by the Kelso Group.

ARTICLE X

MISCELLANEOUS PROVISIONS

10.1   Stock Certificate Legend. A copy of this Agreement shall be filed with the Secretary of the Company and kept with the records of the Company. Each certificate representing shares of Company Stock owned by the Stockholders shall bear upon its face the following legend:

"THE SHARES EVIDENCED BY THIS CERTIFICATE HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "ACT"), AND MAY NOT BE OFFERED, SOLD, ASSIGNED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF UNLESS (A) IN COMPLIANCE WITH THE STOCKHOLDERS AGREEMENT, DATED AS OF JANUARY 9, 2003 AND (B) UNTIL REGISTERED UNDER THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS OR UNLESS, IN THE OPINION OF COUNSEL TO THE HOLDER, WHICH COUNSEL MUST BE, AND THE FORM AND SUBSTANCE OF WHICH OPINION ARE, SATISFACTORY TO THE ISSUER, SUCH OFFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION, TRANSFER OR OTHER DISPOSITION IS EXEMPT FROM REGISTRATION OR IS OTHERWISE IN COMPLIANCE WITH THE ACT AND SUCH LAWS."

All Stockholders shall be bound by the requirements of such legend to the extent that such legend is applicable. Upon a registration under the Act of any shares of Company Stock or sale of any shares of Company Stock pursuant to Rule 144 or any other exemption from registration where the removal of the legend is appropriate, the certificate representing such shares shall be replaced, at the expense of the Company, with certificates not bearing the legend required by this Section 10.1.

10.2   Option Plan. If the Company establishes a stock option plan (the "Option Plan") the Company shall have the right, but not the obligation, to require that optionees thereunder be required to become parties to this Agreement upon exercise of options granted thereunder and that they will be "Management Stockholders" hereunder with respect to such shares.

10.3   New Management Stockholders. Each of the Stockholders hereby agrees that the Company may require that any employee of the Company or any of its subsidiaries who after the date of this Agreement is offered shares of Company Stock or employee stock options shall, as a condition precedent to the acquisition of such shares of Company Stock or options, become a party to this Agreement by executing the same and delivering it to the Company at its address specified in Section 10.14. Upon such execution and delivery, such employee shall be a "Management Stockholder" for all purposes of this Agreement.

10.4   Fee. The parties hereto acknowledge and agree that at the Closing Kelso will be paid a fee of $10.5 million and that the Company and Kelso will enter into a financial advisory agreement and related indemnification agreement (which agreements may be amended from time to time in accordance with Section 10.5 hereof to the extent applicable) pursuant to which Kelso will provide financial advisory services to the Company for an annual fee of $1.5 million for each year following the Closing until the Company and Kelso mutually agree to terminate or amend such arrangement (it being understood that any amendment to such arrangement shall be subject to the approval requirements of Section 10.5 hereof).

10.5   Certain Transactions. The Kelso Group agrees that, except as contemplated hereby or by the Recapitalization Agreement or by any of the other agreements contemplated hereby or thereby, during such time as RLB owns in excess of 5% of the outstanding shares of Common Stock of the Company (such percentage to be computed according to the Common Stock Computation), without the prior approval of either (i) RLB or (ii) a majority of the members of the Board who are not officers, directors (excluding outside directors of portfolio companies) or employees of Kelso or any of its affiliates, the Company shall not (x) effect any transactions between the Company and any member of the Kelso Group or any of their affiliates, (y) Transfer any equity securities of any subsidiary of the Company to any member of the Kelso Group or any of their affiliates, or (z) Transfer any assets of the Company or any subsidiary of the Company to any member of the Kelso Group or any of their affiliates, other than, in any case of clauses (x) and (z), purchases and sales of inventory in the ordinary course of business and other customary commercial transactions on an arms' length basis involving portfolio companies of Kelso and its affiliated investment funds.

10.6   No Other Arrangements or Agreements. Except for the Voting Agreement and the Exchange Agreements (each as defined in the Recapitalization Agreement), each Management Stockholder hereby represents and warrants to each other Stockholder that, except, if applicable, for any option plan of the Company and the written options issued thereunder, he has not entered into or agreed to be bound by any other arrangements or agreements of any kind with any other party with respect to the shares of Company Stock, including, but not limited to, arrangements or agreements with respect to the acquisition, disposition or voting of shares of Company Stock (whether or not such agreements and arrangements are with the Company, other Stockholders or holders of Company Stock that are not parties to this Agreement). Except for the Voting Agreement and the Exchange Agreements, each of the members of the Kelso Group and each other Stockholder represents and warrants to each other Stockholder that it has not entered into or agreed to be bound by any voting agreements with respect to its shares of Company Stock.

10.7   Amendment and Modification. This Agreement may be amended, modified or supplemented only with the written consent of (i) the Kelso Group and (ii) if such amendment modifies (A) any provision of this Agreement (x) in a manner substantially adverse to the Management Stockholders, the Stockholders owning a majority of the outstanding Common Stock (such percentage to be computed according to the Common Stock Computation) owned by all Management Stockholders and (y) in a manner substantially adverse to the Third Party Investors, the Stockholders owning a majority of the outstanding Common Stock (such percentage to be computed according to the Common Stock Computation) owned by all Third Party Investors or (B) any other Section of this Agreement, the Company and Stockholders owning a majority of the outstanding Company Stock. Notwithstanding anything to the contrary herein, the Kelso Group may add any additional third party to this Agreement or eliminate any such additional third party from this Agreement as the Kelso Group sees fit, subject to the consent of such affected party; provided, however, that each member of the Kelso Group that owns capital stock of the Company or any interest therein shall be at all times party to this Agreement. Upon receipt of the consents required by this Section 10.7, the Company shall notify all Stockholders promptly after such amendment, modification or supplement shall take effect.

10.8   Assignment. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns; provided, however, that none of the Company, the Third Party Investors or any Management Stockholder shall assign any of its rights or obligations pursuant to this Agreement without the prior written consent of the Kelso Group and, for so long as the Management Stockholders own in excess of 5% of the outstanding shares of Common Stock of the Company (such percentage to be computed according to the Common Stock Computation), the members of the Kelso Group shall not assign its rights or obligations pursuant to this Agreement, other than to its Permitted Transferees and to persons who agree to be bound by this Agreement, without the prior written consent of the Management Stockholders owning a majority of the Company Stock owned by all Management Stockholders at such time calculated using the Common Stock Computation. In the case of Permitted Transferees, third parties and Involuntary Transferees, such Permitted Transferees, third parties or Involuntary Transferees, as the case may be, shall be deemed the Stockholder hereunder for purposes of obtaining the benefits or enforcing the rights of such Stockholder hereunder; provided, however, that no Permitted Transferee, third party or Involuntary Transferee, as the case may be, shall derive any rights under this Agreement unless and until such Permitted Transferee, third party or Involuntary Transferee, as the case may be, has delivered to the Company a valid undertaking to become, and becomes, bound by the terms of this Agreement to which the transferring Stockholder is subject.

10.9   Recapitalizations, Exchanges, etc. Affecting the Company Stock. Except as otherwise provided herein, the provisions of this Agreement shall apply to the full extent set forth herein with respect to (i) the shares of Company Stock and (ii) any and all shares of capital stock of the Company or any successor or assign of the Company (whether by merger, consolidation, sale of assets or otherwise), which may be issued in respect of, in exchange for, or in substitution for the shares of Company Stock by reason of any stock dividend, split, reverse split, combination, recapitalization, reclassification, merger, consolidation or otherwise. Except as otherwise provided herein, this Agreement is not intended to confer upon any person, except for the parties hereto, any rights or remedies hereunder.

10.10   Transfer of Company Stock. If at any time the Company purchases any shares of Company Stock pursuant to this Agreement, the Company may pay the purchase price determined under this Agreement for the shares of Company Stock it purchases by wire transfer of funds or Company check in the amount of the purchase price, and upon receipt of payment of such purchase price or, pursuant to Section 2.3, Section 3.3 or Article V, any portion thereof, the selling Stockholder shall deliver to the Company the certificates representing the number of shares of Company Stock being purchased in a form suitable for transfer, duly endorsed in blank, and free and clear of any lien, claim or encumbrance. In the event that any Stockholder refuses or otherwise fails to deliver, in accordance with the preceding sentence, certificates representing the number of shares of Company Stock being purchased, the shares of Company Stock purchased from such Stockholder shall (notwithstanding such refusal or failure) be deemed, upon receipt by such Stockholder of the purchase price therefor, to not be outstanding for any purposes. Notwithstanding anything in this Agreement to the contrary, the Company shall not be required to make any payment for shares of Company Stock purchased hereunder until delivery to it of the certificates representing such shares. If the Company is purchasing less than all the shares of Company Stock represented by a single certificate, the Company, after making such purchase, shall deliver to the selling Stockholder a certificate for any unpurchased shares of Company Stock.

10.11   Further Assurances. Each party hereto or Person subject hereto shall do and perform or cause to be done and performed all such further acts and things and shall execute and deliver all such other agreements, certificates, instruments and documents as any other party hereto or Person subject hereto may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

10.12   Governing Law. This Agreement and the rights and obligations of the parties hereunder and the persons subject hereto shall be governed by, and construed and interpreted in accordance with, the law of the State of Delaware, without giving effect to the choice of law principles thereof.

10.13   Invalidity of Provision. The invalidity or unenforceability of any provision of this Agreement in any jurisdiction shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of this Agreement, including that provision, in any other jurisdiction.

10.14   Notices. All notices, requests, demands, waivers and other communications required or permitted to be given under this Agreement to any party hereunder shall be in writing and deemed given upon (i) receipt, when delivered via personal delivery, (ii) transmitter's confirmation of a receipt of a facsimile transmission, when delivered via such transmittal, (iii) confirmed delivery by a standard overnight carrier or (iv) receipt, as evidenced by certification or registration, when mailed in the United States by certified or registered mail at the following addresses (or at such other address for a party as shall be specified by notice given hereunder):

(a)   If to the Company, to it at:

Nortek Holdings, Inc.
50 Kennedy Plaza
Providence, RI 02903
Attention: Kevin W. Donnelly and Richard L. Bready
Telephone: 401-751-1600
Facsimile: 401-751-4610

with a copy to:

Kelso & Company, L.P.
320 Park Avenue, 24th Floor
New York, New York 10022
Attention: James J. Connors, II
Telephone: (212) 751-3939
Facsimile: (212) 223-2379

(b)   If to a Management Stockholder, as listed on the signature page hereto, or, if not so listed, to it at its address as reflected in the stock records of the Company, or as such Management Stockholder shall designate to the Company in writing, with a copy to Kelso at its address indicated below (provided that any such designation shall be effective only upon receipt thereof).

(c)   If to a member of the Kelso Group, to it at:

c/o Kelso & Company, L.P.
320 Park Avenue, 24th Floor
New York, New York 10022
Attention: James J. Connors, II
Telephone: (212) 751-3939
Facsimile: (212) 223-2379

(d)   If to a Third Party Investor, as listed on the signature page hereto, or, if not so listed, to it at its address as reflected in the stock records of the Company, or as such Third Party Investor shall designate to the Company in writing, with a copy to Kelso at its address indicated above (provided that any such designation shall be effective only upon receipt thereof).

10.15   Headings; Execution in Counterparts. The headings and captions contained herein are for convenience and shall not control or affect the meaning or construction of any provision hereof. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and which together shall constitute one and the same instrument.

10.16   Entire Agreement; Effect on Certain Other Agreements. This Agreement, the Registration Rights Agreement, the Option Plan, the RLB Employment Agreement, the Preemptive Rights Agreement, the Holding Company Merger Agreement, the employment agreement by and between Kevin Donnelly and the Company, dated January 9, 2003, the employment agreement by and between Almon Hall and the Company, dated January 9, 2003, the Exchange Agreements (each, if not defined herein, as defined in the Recapitalization Agreement) with the Company entered into by the Management Stockholders, embody the entire agreement and understanding of the parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, representations, warranties, covenants or undertakings relating to the shares of Company Stock, other than those expressly set forth or referred to herein, in the Registration Rights Agreement, or in any Exchange Agreements with the Company or any option plan of the Company or any written option issued thereunder. This Agreement supersedes all prior agreements and understandings among the parties with respect to such subject matter.

10.17   Injunctive Relief. The shares of Company Stock cannot readily be purchased or sold in the open market, and for that reason, among others, the Company and the Stockholders shall be irreparably damaged in the event this Agreement is not specifically enforced. Each of the parties therefore agrees that in the event of a breach of any provision of this Agreement, the aggrieved party may elect to institute and prosecute proceedings in any court of competent jurisdiction to enforce specific performance or to enjoin the continuing breach of this Agreement. Such remedies shall, however, be cumulative and not exclusive, and shall be in addition to any other remedy which the Company or the Stockholders may have. Each Stockholder hereby irrevocably submits to the non-exclusive jurisdiction of the state and federal courts in New York and Delaware for the purposes of any suit, action or other proceeding arising out of or based upon this Agreement or the subject matter hereof. Each Stockholder hereby consents to service of process by mail made in accordance with Section 10.14.

10.18   Attorneys' Fees. If any legal action or any arbitration or other proceeding is brought for the enforcement of this Agreement, or because of an alleged dispute, breach, default or misrepresentation in connection with any of the provisions of this Agreement, the successful or prevailing party or parties shall be entitled to recover such reasonable attorneys' fees and other costs incurred in that action or proceeding, in addition to any other relief to which it or they may be entitled, as may be ordered in connection with such proceeding.

10.19   Third Party Beneficiaries. The headings and captions contained herein are for convenience of reference only and shall not control or affect the meaning or construction of any provisions hereof. Except as otherwise expressly provided herein, the covenants, agreements and other provisions contained in this Agreement are for the sole benefit of the parties hereto and their permitted successors and assigns, and they shall not be construed as conferring, and are not intended to confer, any rights, remedies or other benefits hereunder on any other persons. Neither this Agreement nor any purchase or sale of Company Stock shall create, or be construed or deemed to create, any right of employment in favor of a Management Stockholder or any other person by the Company or any subsidiary of the Company.

10.20   Sales to Competitors. Notwithstanding anything to the contrary in this Agreement (other than Section 6.5(a) and 6.5(b)), the Third Party Investors may not, without the prior written consent of the Kelso Group and the Company, Transfer any shares of Company Stock that the Third Party Investors beneficially own to any Person that competes with or is engaged in any lines of business of the Company whether or not so competing or engaged in the same geographic area as the Company.

10.21   Improper Transfer. Any attempt to Transfer any shares of Company Stock not in material compliance with this Agreement shall be null and void and neither the Company nor any transfer agent shall give any effect in the Company's stock records to such attempted Transfer.

10.22   Third Party Investors. Each of the Stockholders hereby agrees that the Company may require that any party, other than an employee of the Company or any of its subsidiaries (who is dealt with in Section 10.3), who immediately prior to or substantially contemporaneously with the Closing purchases shares of Company Stock (or shares which were converted into Company Stock in the Transactions), shall become a party to this Agreement by executing the same and delivering it to the Company at its address specified in Section 10.14. For all purposes of this Agreement, upon such execution and delivery, such party shall be deemed to be a "Third Party Investor" and collectively, with other similar persons, the "Third Party Investors."

10.23   Persons. For all purposes of this Agreement, "Person" means an individual, corporation, partnership, limited liability partnership, limited liability company, association, trust or any unincorporated organization.

10.24   Options. Except as otherwise expressly provided herein, any Management Stockholder who owns any options to acquire Company Stock will not have any rights or obligations with respect thereto under this Agreement prior to the exercise of such options.

10.25   Freeman. The Stockholders hereby agree that any obligations, if any, arising out of the letter from the Freeman Group, Ltd., dated May 22, 2001 (the "Freeman Letter") or any matter to which the Freeman Letter refers shall be obligations solely of the Company and Nortek and that RLB shall have no responsibility therefor. The Stockholders further agree that they will not assert any claim or bring any suit against RLB with respect to any obligations, if any, of the Company or Nortek arising out of the Freeman Letter or any matter to which the Freeman Letter refers. The Company and Nortek, jointly and severally, agree to indemnify and hold RLB harmless from any and all claims, liabilities, losses, damages, expenses, amounts paid in settlement and any and all other amounts incurred or payable by RLB or on RLB's behalf in connection with or arising out of the Freeman Letter or any matter to which the Freeman Letter refers. The Company and Nortek, jointly and severally, agree to advance expenses to RLB upon demand in connection with RLB's investigation and defense of any matter with respect to which RLB is entitled to indemnification as provided in this Section 10.25.

10.26 Other Agreements. Nothing in this Agreement shall limit the ability of the Company to enter into any agreement with any Management Stockholder or any other employee with respect to the purchase and/or sale of the shares of Company Stock and/or options exercisable into Company Stock on terms different than as set forth in this Agreement.

10.27 Company Stock. All references herein to a number or percentage of shares of Common Stock or Company Stock held by a Person shall be calculated by treating the shares of Common Stock underlying all shares of Series B Preference Stock as being outstanding (regardless of whether such shares could be converted into Common Stock at such time) other than for purposes of Article VIII hereto.

10.28 Stock Option Plan; Certificate of Incorporation. Each Stockholder agrees to vote all of the shares of voting stock owned or held of record by such Stockholder for, or to take all actions by written consent in lieu of any such meeting necessary to cause, (i) the approval of the 2002 Stock Option Plan, (ii) the amendment of the amended and restated certificate of incorporation of the Company to eliminate Article Tenth, Article Eleventh, and Article Fourteenth thereof.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

NORTEK HOLDINGS, INC.

By: /s/Richard L. Bready
Name: Richard L. Bready
Title: Chairman

NORTEK, INC.

By: /s/Richard L. Bready
Name: Richard L. Bready

Title: Chairman

KELSO INVESTMENT
ASSOCIATES VI, L.P.

By: Kelso GP VI, LLC, its
General Partner

By: /s/Philip E. Berney
Name: Philip E. Berney
Title: Managing Member

KEP VI, LLC

By: /s/Philip E. Berney
Name: Philip E. Berney
Title: Managing Member

KELSO NORTEK
INVESTORS, LLC

By: Kelso GP VI, LLC, its
Managing Member

By: /s/Philip E. Berney
Name: Philip E. Berney
Title: Managing Member

Management Stockholders

By: /s/Richard L. Bready
Name: Richard L. Bready

By: /s/Almon C. Hall
Name: Almon C. Hall

By: /s/Edward J. Cooney
Name: Edward J. Cooney

By: /s/Kevin W. Donnelly
Name: Kevin W. Donnelly

By: /s/Bruce E. Fleming
Name: Bruce E. Fleming

By: /s/Robert E.G. Ractliffe
Name: Robert E.G. Ractliffe

By: /s/David J. Lagrand
Name: David J. Lagrand

By: /s/Lee D. Meyer
Name: Lee D. Meyer

By: /s/David J. Huntley
Name: David J. Huntley

By: /s/Grant D. Rummell
Name: Grant D. Rummell

By: /s/David B. Hiley
Name: David B. Hiley

By: /s/Sham S. Ahmed
Name: Sham S. Ahmed

By: /s/Michael H. Botelho
Name: Michael H. Botelho

By: /s/Bradley J. Campbell
Name: Bradley J. Campbell

By: /s/John T. Forbis
Name: John T. Forbis

By: /s/William C. Kormeier
Name: William C. Kormeier

By: /s/Theodore F. Martin
Name: Theodore F. Martin

By: /s/Joseph M. McHugh
Name: Joseph M. McHugh

By: /s/Michael T. Nix
Name: Michael T. Nix

By: _____
Name: Delroy J. Richter

By: /s/Michael J. Sharon
Name: Michael J. Sharon

By: /s/Dan C. Stottlemyre
Name: Dan C. Stottlemyre

By: /s/Philip R. Strauss
Name: Philip R. Strauss
By: /s/James J. Zingg
Name: James J. Zingg
By: /s/George A. Halko
Name: George A. Halko

<u>Third Party Investors</u>

MAGNETITE ASSET INVESTORS III L.L.C.

By: BLACKROCK FINANCIAL MANAGEMENT, INC.
 As Managing Member

By: <u>/s/Dennis M. Schaney</u>
Name: Dennis M. Schaney

RGIP, LLC

By: <u>/s/Bradford R. Malt</u>
Name: Bradford R. Malt

DAROTH INVESTORS LLC

By: <u>/s/Peter H. Rothschild</u>
Name: Peter H. Rothschild

Schedule of Management Stockholders

Richard L. Bready
Almon C. Hall
Edward J. Cooney
Kevin W. Donnelly
Bruce E. Fleming
Robert E.G. Ractliffe
David J. Lagrand
Lee D. Meyer
David J. Huntley
Grant D. Rummell
David B. Hiley
Sham S. Ahmed
Michael H. Botelho
Bradley J. Campbell
John T. Forbis
William C. Kormeier
Theodore F. Martin
Joseph M. McHugh
Michael T. Nix
Delroy J. Richter
Michael J. Sharon
Dan C. Stottlemyre
Philip R. Strauss
James J. Zingg
George A. Halko

Additional Management Stockholder Signature Page

    The undersigned, by its signature below hereby becomes a party to the Stockholders Agreement, dated as of January 9, 2003, among Nortek Holdings, Inc. and certain of its stockholders (the "Stockholders Agreement") pursuant to Section 10.3 thereof and agrees to be bound by the terms of the Stockholders Agreement and, for all purposes thereof, to be a "Management Stockholder".

    IN WITNESS WHEREOF, the undersigned has executed this instrument as of the day of , 2003.

_____
Signature

_____
Print Name

For purposes of this Agreement, the shares of Common Stock and options to acquire Common Stock that are owned by the Management Stockholders that are not subject to the provisions of Article II and Article III hereof are as follows: (1) shares of Common Stock issued in respect of shares of capital stock of the Company which were "rolled over" by such Management Stockholders in the Transactions (as defined in the Recapitalization Agreement); (2) options to acquire shares of Common Stock issued in such Management Stockholders in the Transactions; and (3) options to acquire shares of Common Stock granted to a Management Stockholder on or after the date of this Agreement (other than options referred to in clause (2) above), but only if the aggregate amount of such new options granted to such Management Stockholder are options to acquire in excess of 25,000 (subject to appropriate adjustment in the event of any stock dividend or any stock split or combination) shares of Common Stock.